Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2013

Second Quarter 2013

Financial Highlights

—	Net sales increased 2% quarter-over-quarter to US$58.3 million from US$57.4 million in 1Q13
—	Gross margin (non-GAAP1) increased to 48.4% from 41.0% in 1Q13
—	Operating expenses (non-GAAP) increased to US$16.8 million from US$15.6 million in 1Q13
—	Operating margin (non-GAAP) increased to 19.7% from 13.7% in 1Q13
—	Diluted earnings per ADS (non-GAAP) increased to US$0.27 from US$0.17 in 1Q13

Business Highlights

—	Entered mass production for our new 55nm eMMC 4.5 controller and secured nine design wins, including several global Android and Windows 8.1 flagship smartphone and tablets
—	Began mass production of our new 55nm UHS-1 SD controller supporting TLC flash, enabling high-performance, low-cost UHS-1 SD cards
—	Secured two tier-one Japanese OEMs for our FerriSSD solution for multifunction printers
—	Entered mass production for our high-performance CompactFlash 5.0 professional-grade controller with a Japanese and a US-based flash OEM

Taipei, Taiwan, July 30, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2013. For the second quarter of 2013, net sales increased 2% quarter-over-quarter to US$58.3 million from US$57.4 million in the first quarter of 2013. Net income (non-GAAP) increased in the second quarter to US$9.2 million or US$0.27 per diluted ADS from a net income of US$6.0 million or US$0.17 per diluted ADS in the first quarter of 2013.

Net income (GAAP) for the second quarter of 2013 increased quarter-over-quarter to US$7.5 million or US$0.22 per diluted ADS from a net income of US$4.8 million or US$0.14 per diluted ADS in the first quarter of 2013.

1 Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, impairment of long-term assets, and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Second Quarter 2013 Financial Review

Commenting on the results of the second quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“In the second quarter, revenue from New Growth Products increased by approximately 30% sequentially as a result of stronger than expected sales of SSD+embedded controllers, in particular, sales of our eMMC controllers. Strong sales of smartphones and tablets, both global flagships and low-cost models, in both global markets and in China, have been driving strong demand for our eMMC controllers from our flash partners Samsung and SK Hynix. We believe we have about half of the fast growing China eMMC market. In the second quarter, due to strong SSD+embedded growth, revenue from SSD+embedded products was larger than our combined card and USB flash drive revenue and accounted for over half of our total controller sales.

While our SSD+embedded sales exceeded expectations, limited flash availability affected the sales of our card and USB flash drive controllers, especially to module maker customers. Our LTE transceiver business also declined in the second quarter as we are transitioning to next-generation LTE-Advanced transceivers for Samsung smartphones and tablets.”

Sales

Net sales in the second quarter were US$58.3 million, an increase of 2% compared with the first quarter. For the quarter, mobile storage products accounted for 80% of net sales and mobile communications 15% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 8% sequentially in the second quarter of 2013 to US$46.8 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, decreased 27% from the first quarter to US$8.7 million in the second quarter of 2013.

Gross and Operating Margins

Gross margin (non-GAAP) increased to 48.4% in the second quarter of 2013 from 41.0% in the first quarter of 2013. GAAP gross margin increased to 48.4% in the second quarter of 2013 from 43.8% in the first quarter of 2013.

Operating expenses (non-GAAP) in the second quarter of 2013 were US$16.8 million, which was higher than the US$15.6 million expended in the first quarter of 2013. Operating margin (non-GAAP) was 19.7%, an increase from 13.7% in the previous quarter. GAAP operating margin was 17.1% for the second quarter of 2013, an increase from 12.2% in the first quarter of 2013.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.4 million, a decrease from US$0.6 million in the first quarter of 2013. GAAP net total other income was US$0.3 million, similar to the first quarter of 2013.

Earnings

Net income (non-GAAP) was US$9.2 million for the second quarter of 2013, an increase from US$6.0 million in the first quarter of 2013. Diluted earnings per ADS (non-GAAP) were US$0.27 in the second quarter, an increase from US$0.17 in the first quarter of 2013.

GAAP net income was US$7.5 million for the second quarter of 2013, an increase from the net income of US$4.8 million in the first quarter of 2013. Diluted GAAP earnings per ADS in the second quarter of 2013 were US$0.22, an increase from US$0.14 in the previous quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments decreased to US$156.4 million at the end of the second quarter of 2013, a decrease from US$166.0 million at the end of the first quarter of 2013.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2013

(In US$ millions)
Net income	7.5
Depreciation & amortization	1.6
Changes in operating assets and liabilities	16.4
Others	1.7
Net cash provided by (used in) operating activities	27.2
Acquisition of property and equipment	(6.6)
Others	0.1
Net cash provided by (used in) investing activities	(6.5)
Dividend	(5.0)
Share Repurchase	(10.0)
Others	0.1
Net cash provided by (used in) financing activities	(14.9)
Effects of changes in foreign currency exchange rates on cash	(0.4)
Net increase (decrease) in cash and cash equivalents	5.4

During the second quarter of 2013, we had US$6.6 million of capital expenditures primarily relating to the purchase of additional office space, and to a lesser degree, the purchase of testing equipment, software and design tools.

Share Repurchase Program

On January 22, 2013, the Company announced a US$40 million share repurchase program. In the second quarter, we repurchased 0.9 million ADSs for a total cost of US$10.0 million. The weighted average price per ADS repurchased was US$11.24.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“The continuing growth of our SSD+embedded controllers and the transition away from our card and USB flash drive controllers is improving our long-term prospects. The markets for our SSD+embedded products are growing rapidly and we are expanding our product portfolio and customer base to address these market opportunities. We expect sales of our SSD+embedded products to continue growing in the third quarter, offsetting weakness caused by ongoing flash tightness and more limited consumer demand for cards and USB flash drives.”

For the third quarter of 2013, management expects:

—	Revenue to decrease 2.5% to increase 2.5% sequentially
—	Revenue (excluding LTE transceiver revenue) to increase 2% to 7% sequentially
—	Gross margin (non-GAAP) to be in the 47% to 49% range
—	Operating expenses (non-GAAP) of approximately US$17.5 to US$19.5 million

For the full year 2013, management expects:

—	Revenue (excluding LTE transceiver revenue) to decrease 5% to 10% compared with full year 2012 (excluding LTE transceiver revenue)
—	Gross margin (non-GAAP) to be in the 46% to 48% range
—	Operating expenses (non-GAAP) of approximately US$70 to US$73 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 30, 2013.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 1204 6176

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 1204 6176

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;
–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;
–	a better understanding of how management plans and measures the Company’s underlying business; and
–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses prior to January 1, 2012, consist of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. Beginning January 1, 2012, due to a change in functional currency of our largest operating subsidiary, we changed our reporting currency from the NT$ to US$ and subsequently our foreign exchange gains and losses now consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.
–	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended

	Jun. 30, 2012 (US$)	Mar. 31, 2013 (US$)	Jun. 30, 2013 (US$)
Net Sales	69,678	57,365	58,322
Cost of sales	35,596	32,219	30,122

Gross profit	34,082	25,146	28,200
Operating expenses
Research & development	13,337	11,640	12,012
Sales & marketing	4,013	3,382	3,363
General & administrative	3,229	3,126	2,876

Operating income	13,503	6,998	9,949

Non-operating income (expense)

Interest income, net	324	453	384
Foreign exchange gain (loss),net	(513)	(311)	(93)
Others, net	-	112	2

Subtotal	(189)	254	293

Income before income tax	13,314	7,252	10,242
Income tax expense (benefit)	2,657	2,415	2,698

Net income	10,657	4,837	7,544

Basic earnings per ADS	$0.33	$0.15	$0.23
Diluted earnings per ADS	$0.32	$0.14	$0.22

Margin Analysis:
Gross margin	48.9%	43.8%	48.4%
Operating margin	19.4%	12.2%	17.1%
Net margin	15.3%	8.4%	12.9%

Additional Data:
Weighted avg. ADS equivalents[2]	32,407	33,283	33,199
Diluted ADS equivalents	33,475	34,051	33,529

2 Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2012 (US$)	Mar. 31, 2013 (US$)	Jun. 30, 2013 (US$)
GAAP net income	10,657	4,837	7,544
Stock-based compensation:
Cost of sales	114	77	33
Research and development	2,068	1,525	821
Sales and marketing	709	521	383
General and administrative	554	355	192

Total stock-based compensation	3,445	2,478	1,429

Non-recurring items:
Vendor dispute	-	(1,717)	-
Litigation expenses	-	104	87
Foreign exchange loss (gain), net	513	311	93

Non-GAAP net income	14,615	6,013	9,153

Shares used in computing non-GAAP diluted earnings per ADS	34,543	34,502	33,965

Non-GAAP diluted earnings per ADS	$0.42	$0.17	$0.27

Non-GAAP gross margin	49.1%	41.0%	48.4%
Non-GAAP operating margin	24.3%	13.7%	19.7%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2012 (US$)	Jun. 30, 2013 (US$)
Net Sales	133,700	115,687
Cost of sales	67,975	62,341

Gross profit	65,725	53,346
Operating expenses
Research & development	24,602	23,652
Sales & marketing	7,886	6,745
General & administrative	6,413	6,002

Operating income	26,824	16,947

Non-operating expense (income)
Gain on sale of investments	1	-
Interest income, net	594	837
Foreign exchange gain (loss),net	76	(404)
Others, net	1	114

Subtotal	672	547

Income before income tax	27,496	17,494
Income tax expense	3,830	5,113

Net income	23,666	12,381

Basic earnings per ADS	$0.74	$0.37

Diluted earnings per ADS	$0.71	$0.37

Margin Analysis:
Gross margin	49.2%	46.1%
Operating margin	20.1%	14.7%

Weighted average ADS:
Basic	32,182	33,241
Diluted	33,519	33,790

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2012 (US$)	Jun. 30, 2013 (US$)
GAAP net income	23,666	12,381
Stock-based compensation:
Cost of sales	155	110
Research and development	2,931	2,346
Sales and marketing	1,127	904
General and administrative	803	547

Total stock-based compensation	5,016	3,907

Non-recurring items:
Vendor dispute	-	(1,717)
Litigation expenses	-	191
Foreign exchange loss (gain), net	(76)	404

Non-GAAP net income	28,606	15,166

Shares used in computing non-GAAP diluted earnings per ADS	34,385	34,233

Non-GAAP diluted earnings per ADS	$0.83	$0.44

Non-GAAP gross margin	49.3%	44.7%
Non-GAAP operating margin	23.8%	16.7%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2012 (US$)	Mar. 31, 2013 (US$)	Jun. 30, 2013 (US$)
Cash and cash equivalents	113,579	151,001	156,358
Short-term investments	-	14,993	-
Accounts receivable (net)	41,602	32,269	32,143
Inventories	32,796	29,060	29,330
Refundable deposits - current	15,198	15,241	15,215
Deferred income tax assets (net)	2,591	739	552
Prepaid expenses and other current assets	2,321	4,156	2,788

Total current assets	208,087	247,459	236,386

Long-term investments	178	178	133
Property and equipment (net)	24,107	23,604	29,170
Goodwill and intangible assets (net)	35,459	35,465	35,461
Other assets	4,798	4,341	4,283

Total assets	272,629	311,047	305,433

Accounts payable	15,436	19,313	16,216
Income tax payable	2,181	5,171	4,635
Accrued expenses and other current liabilities	21,301	19,020	23,308

Total current liabilities	38,918	43,504	44,159
Other liabilities	3,533	3,379	3,449

Total liabilities	42,451	46,883	47,608
Shareholders’ equity	230,178	264,164	257,825

Total liabilities & shareholders’ equity	272,629	311,047	305,433

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter 2013 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2013, as amended on May 29, 2013. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com